UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Corner Growth Acquisition Corp. 2

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2426E104

(CUSIP Number of Class A Ordinary Shares)

Marvin Tien
251 Lytton Avenue Suite 200
Palo Alto, California 94301
(650) 543-8180

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Carl P. Marcellino
Christopher J. Capuzzi
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036
(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Corner Growth Acquisition Corp. 2 (the “Company”) on October 21, 2022, as amended by that Amendment No. 1 to Schedule TO filed by the Company with the SEC on October 24, 2022, with respect to the offer by the Company to purchase and redeem all shares of its Class A ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), at a price of $10.21 per share of Class A Ordinary Shares, net to the seller in cash and without interest upon the terms and subject to the conditions set forth in the Offer to Redeem, dated October 21, 2022 (the “Offer to Redeem”) and the accompanying Letter of Transmittal (the “Redemption Offer Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Redemption Offer”), each of which was filed as an exhibit to the Schedule TO.

This Amendment No. 2 is being filed to amend and supplement the Schedule TO by extending the Expiration Time for the Redemption Offer from 5:00 p.m., Eastern time, on December 5, 2022 to 5:00 p.m. Eastern time, on December 15, 2022. Shareholders of Class A Ordinary Shares may withdraw shares they have previously tendered at any time prior to the extended Expiration Time of the Redemption Offer. Except as amended or supplemented hereby to the extent specifically provided herein, all terms of the Redemption Offer and all other disclosures set forth in the Schedule TO and the related offering documents remain unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related offering documents.

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(ii)	Press Release announcing extension of the Expiration Time for the Redemption Offer, dated December 6, 2022

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022

CORNER GROWTH ACQUISITION CORP. 2

By:	/s/ Marvin Tien
Name: Marvin Tien
Title: Chief Executive Officer and Co-Chairman

EXHIBIT INDEX

(a)(1)(i)*	Offer to Redeem, dated October 21, 2022.
(a)(1)(ii)*	Form of Redemption Offer Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)**	Press Release, dated October 21, 2022.
(a)(5)(ii)#	Press Release announcing extension of the Expiration Time for the Redemption Offer, dated December 6, 2022.
(b)	Not applicable.
(c)	Not applicable.
(d)(i)	Registration and Shareholder Rights Agreement among the Company, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(ii)	Private Placement Warrants Purchase Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(iii)	Administrative Services Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(iv)	Form of Letter Agreement between the Company, the Sponsor and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(v)	Form of Indemnity Agreement between the Company and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(vi)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(vii)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(viii)	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(ix)	Extension Amendment to the Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on June 16, 2022, File No. 001-40510).
(d)(x)	Promissory Note (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(d)(xi)	Securities Subscription Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

* Previously filed with the Schedule TO on October 21, 2022.

** Previously filed with Amendment No. 1 to the Schedule TO on October 24, 2022.

# Filed herewith.